Exhibit 99.1

NEWS RELEASE

Highway Holdings Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

HONG KONG – March 26, 2026 – Highway Holdings Limited (Nasdaq: HIHO, the “Company” or “Highway Holdings”) today announced that on March 17, 2026, Highway Holdings Limited (the “Company”) received a written notification (the “Notification Letter”) from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) notifying the Company that, for the preceding 30 consecutive business days, the closing bid price of the Company’s common shares (the “Shares”), has been below the minimum $1.00 per share requirement for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

The Notification Letter has no immediate effect on the listing or trading of the Shares, which will continue to trade on The Nasdaq Capital Market under the symbol “HIHO”.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial compliance period of 180 calendar days, or until September 14, 2026, to regain compliance with the Minimum Bid Price Requirement (the “Compliance Period”). To regain compliance, the closing bid price of the Shares must be at least $1.00 per share for a minimum of 10 consecutive business days during the Compliance Period. If such compliance is demonstrated, Nasdaq will provide the Company with a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance with the minimum bid price requirement by September 14, 2026, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary, to Nasdaq. If the Company does not qualify for the second compliance period or fails to regain compliance during the second 180-day period, then Nasdaq will notify the Company of its determination to delist the Company’s ordinary shares, at which point the Company will have an opportunity to appeal the delisting determination to a Hearings Panel.

The Company intends to monitor the closing bid price of the ordinary shares and may, if appropriate, consider implementing available options to regain compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2).

About Highway Holdings Limited

Highway Holdings is an international manufacturer of a wide variety of quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar, and Shenzhen, China. For more information visit website www.highwayholdings.com.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to the Company’s ability to regain compliance with Nasdaq’s rules for continued listing, market conditions, economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York Office: +1-914-337-8801